Brownstein Hyatt & Farber, P.C. Letterhead
August 25, 2006
Adam J. Agron
Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhf-law.com
Ms. Angela Halac
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company”)
Item 4.01 Form 8-K Amendment
Filed July 25, 2006
File No. 000-51737
Dear Ms. Halac:
In response to your letter dated August 21, 2006 and on behalf of the Company, set forth below is our response to the comment contained in your letter.
1.   Please clarify whether the Company consulted with or discussed the internal control matters identified by Grant Thornton with the new accountants, Mayer Hoffman McCann. Please refer to the guidance in Item 304(a)(2)(ii)(A-D) of Regulation S-B.
The Company did not consult with or discuss the internal control matters identified by Grant Thornton with Mayer Hoffman McCann (“Mayer Hoffman”) prior to engaging Mayer Hoffman.
If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Adam J. Agron
Adam J. Agron
cc:     Howard Brill